EMGOLD MINING CORPORATION
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.emgold.com

August 6, 2010                                                                                                                                                                                                                                                                                         TSX Venture Exchange: EMR

US OTC: EGMCF

U.S. 20-F Registration: 000-51411

Frankfurt Stock Exchange: EML

EMGOLD CONVERTS SERIES A PREFERENCE SHARES

AND ACCRUED DIVIDENDS TO COMMON SHARES

Emgold Mining Corporation (the "Company" or "Emgold") is pleased to announce that the holders of its issued and outstanding Series A Preference Shares have agreed to convert all of the Series A Preference Shares into common shares of the Company and to accept, subject to receipt of all necessary regulatory approvals, 2,813,575 units (“Units”) of the Company in satisfaction of accrued and unpaid dividends totaling approximately CAD$422,036.  Each Unit will consist of one common share and one non-transferable common share purchase warrant (a "Warrant"). Each Warrant shall entitle the holder thereof to purchase one additional Share (a "Warrant Share") in the capital of the Company at an exercise price of US$0.35 per Warrant Share for a period of 60 months from the date of issue.  A total of 394,843 common shares will be issued upon conversion of the Series A Preference Shares in accordance with the terms and there will be no Series A Preference Shares issued outstanding upon completion of the conversion. The common shares forming part of the Units and the Warrant Shares will be subject to a 4-month hold period from the date of issue.

The Company has been advised by Mr. Lang that as a result of the transaction, Mr. Lang will beneficially own 3,827,237 shares of the Company representing 15.7% of the issued and outstanding shares and 25.11% assuming exercise by Mr. Lang of all convertible securities he holds and no other issuances of shares by the Company.

David Watkinson, President and CEO of Emgold, stated, "The conversion of the Series A Preference Shares is a very positive development for the Company.  It moves CAD$422,036 in current liabilities related to the dividends and CAD$789,686 in preference shares from the Emgold balance sheet to equity in common shares. It eliminates the need for any further accruals and payment of dividends associated with the Series A Preference Shares”.

Emgold is currently in the advanced stages of permitting the Idaho-Maryland Project, located in Grass Valley, CA.  The Idaho-Maryland Mine was historically the second largest gold mine in California, producing 2.4 million ounces of gold at an average recovered grade of 0.43 ounce per ton.  It is adjacent to the historic Empire Mine, Newmont Mining Corporation’s first operating gold mine and historically California’s largest gold mine, producing 5.8 million ounces of gold.  Newmont retains the mineral rights to the Empire Mine.  The Grass Valley Mining District produced over 17 million ounces of gold from 1850 to 1956.  The Idaho-Maryland Mine and Empire Mine shut down in 1956 due to the fixed price of gold at US$35 per ounce and rising labor and supply costs after WWII.  The Idaho-Maryland Project contains a NI 43-101 compliant measured and indicated resource of 472,000 ounces of gold and an inferred resource of 1,002,000 ounces of gold.

For more information about Emgold the Idaho-Maryland Gold Project and the Buckskin Rawhide, Stewart, and Rozan Exploration Properties, please visit www.emgold.com.

On behalf of the Board of Directors

David G. Watkinson
President & CEO

For further information please contact:
Tel: (530) 271-0679 Email: info@emgold.com

This release was prepared by the Company’s management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com